The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated June 16, 2011

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$ Quarterly AutoCallable Notes due July 3, 2012 Linked to the Performance of Brent Crude Global Medium-Term Notes, Series A, No. C-318

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	June 20, 2011

Issue Date:	June 27, 2011

Final Valuation Date:	June 28, 2012*

Maturity Date:	July 3, 2012**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Brent Crude futures contracts (“Brent Crude”), as described in “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. (Bloomberg ticker: “CO1”<Comdty>)

Automatic Call:	On any call valuation date, if the final price is greater than or equal to the initial price, the Notes will be automatically called for a cash payment per $1,000 principal amount Note equal to the applicable call price payable on the applicable early redemption date.

Call Valuation Dates*:	September 20, 2011 (the first call valuation date), December 20, 2011 (the second call valuation date), March 20, 2012 (the third call valuation date) and June 28, 2012 (the final call valuation date)

Early Redemption Date*:	The third Business Day after the applicable call valuation date, provided that the early redemption date with respect to the final call valuation date shall be the maturity date.

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•3.50%-4.00%*** × $1,000 if called in respect of the first call valuation date

•7.00%-8.00%*** × $1,000 if called in respect of the second call valuation date

•10.50%-12.00%*** × $1,000 if called in respect of the third call valuation date

•14.00%-16.00%*** × $1,000 if called in respect of the final call valuation date

***      The actual call premium percentage will be determined on the initial valuation date and will not be less than 3.50% in respect of the first call valuation date, 7.00% in respect of the second call valuation date, 10.50% in respect of the third call valuation date and 14.00% in respect of the final call valuation date.

Protection Level:	80% of the initial price

Payment at Maturity:

If the Notes are not automatically called, you will receive at maturity

(i)       if the final price is equal to or above the protection level and is less than the initial price, a cash payment equal to the principal amount of the Notes

(ii)      if the final price is below the protection level, a cash payment equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the Reference Asset Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Reference Asset Return)]

You may lose some or all of your investment at maturity. If the final price of the Reference Asset closes below the protection level on the final call valuation date, your Notes will be fully exposed to any declines of the Reference Asset from the initial price and you may lose some or all of your investment. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Reference Asset Return:

The percentage change in the closing price of the Reference Asset from and including the initial valuation date to and including the final valuation date, calculated as follows:

Final Price – Initial Price

Initial Price

Change in Law Redemption Event:	Upon the occurrence of a Change in Law (as defined below) that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein at the redemption amount on the redemption date. See “Change in Law Redemption Event” in this preliminary pricing supplement.

Hedging Disruption Redemption Event:	Upon the occurrence of a Hedging Disruption Event (as defined below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion at the redemption amount on the redemption date. See “Hedging Disruption Redemption Event” in this preliminary pricing supplement.

Redemption Amount:	In the case of a Change in Law Redemption Event or a Hedging Disruption Redemption Event, the redemption amount will be equal to an amount determined in good faith in a commercially reasonable manner by the calculation agent, in its sole discretion, taking into account the latest available quotations for the futures contracts comprising the Reference Asset and any other information that it deems relevant.

Redemption Date:	The fifth business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).

Initial Price:	US$[—]/barrel, representing the settlement price of the Reference Asset on the initial valuation date

Final Price:	The settlement price of the reference asset on the applicable valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KTV3 and US06738KTV34

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-7 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the initial valuation date as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

Each Table of Hypothetical Values based on the assumptions outlined below, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the reference asset, based on certain percentage changes between the initial price and the final price of the reference asset assuming the notes are held to maturity and depending on whether the Notes are automatically called (prior to the deduction of any applicable brokerage fees or charges).

In each Table of Hypothetical Values some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

If the final price of the reference asset is at or above the initial price on any call valuation date, the Notes will be automatically called for redemption at a cash payment per $1,000 principal amount Note equal to the applicable call price on the applicable early redemption date. The applicable call price is determined as follows:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•	3.50%-4.00%*** × $1,000 if called in respect of the first call valuation date

•	7.00%-8.00%*** × $1,000 if called in respect of the second call valuation date

•	10.50%-12.00%*** × $1,000 if called in respect of the third call valuation date

•	14.00%-16.00%*** × $1,000 if called in respect of the final call valuation date

**	The actual call premium percentage will be determined on the initial valuation date and will not be less than 3.50% in respect of the first call valuation date, 7.00% in respect of the second call valuation date, 10.50% in respect of the third call valuation date and 14.00% in respect of the final call valuation date.

If the Notes are not automatically called, the final price is determined on the final valuation date and you will receive a payment at maturity:

•

If the final price of the reference asset on the final valuation date is equal to or above the protection level and is less than the initial price, a cash payment equal to the principal amount of the Notes.

PPS–2

•

If the final price of the reference asset on the final valuation date is below the protection level, a cash payment equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the Reference Asset Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Reference Asset Return)]

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity if the Notes are not automatically called.

•	No market disruption events or events of default occur during the term of the Notes.

Reference Asset: Brent Crude

Initial Price: US$117.10/barrel

Protection Level: US$93.68/barrel which is 80% of the initial price

Call Valuation Dates: September 20, 2011 (the first call valuation date), December 20, 2011 (the second call valuation date), March 20, 2012 (the third call valuation date), June 28, 2012 (the final call valuation date)

Maturity Date: July 3, 2012

The call premium percentage for the first call valuation date: 3.50%

The call premium percentage for the second call valuation date: 7.00%

The call premium percentage for the third call valuation date: 10.50%

The call premium percentage for the final call valuation date: 14.00%

Table of Hypothetical Values

If Notes are Called in Respect of the First Call Valuation Date

	-
Reference Asset Return	Investment in the Notes	Direct Investment in the Reference Asset
+ 100%	$1,035.00	$2,000
+ 90%	$1,035.00	$1,900
+ 80%	$1,035.00	$1,800
+ 70%	$1,035.00	$1,700
+ 60%	$1,035.00	$1,600
+ 50%	$1,035.00	$1,500
+ 40%	$1,035.00	$1,400
+ 30%	$1,035.00	$1,300
+ 20%	$1,035.00	$1,200
+ 10%	$1,035.00	$1,100
+ 5%	$1,035.00	$1,050

0%	$1,035.00	$1,000

Since the final price of the reference asset on the first call valuation date is equal to or greater than the initial price, the Notes are automatically called and you will receive on the early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $35.00, regardless of the performance of the reference asset on the final valuation date. Your return on the Notes in this scenario would be 3.50%.

Table of Hypothetical Values

If Notes are Called in Respect of the Second Call Valuation Date

	-
Reference Asset Return	Investment in the Notes	Direct Investment in the Reference Asset
+ 100%	$1,070.00	$2,000
+ 90%	$1,070.00	$1,900
+ 80%	$1,070.00	$1,800
+ 70%	$1,070.00	$1,700
+ 60%	$1,070.00	$1,600
+ 50%	$1,070.00	$1,500
+ 40%	$1,070.00	$1,400
+ 30%	$1,070.00	$1,300
+ 20%	$1,070.00	$1,200
+ 10%	$1,070.00	$1,100
+ 5%	$1,070.00	$1,050

0%	$1,070.00	$1,000

PPS–3

Since the final price of the reference asset on the second call valuation date is equal to or greater than the initial price, the Notes are automatically called and you will receive on the early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $70, regardless of the performance of the reference asset on the final valuation date. Your total return on the Notes in this scenario would be 7.00%.

Table of Hypothetical Values

If Notes are Called in Respect of the Third Call Valuation Date

	-
Reference Asset Return	Investment in the Notes	Direct Investment in the Reference Asset
+ 100%	$1,105.00	$2,000
+ 90%	$1,105.00	$1,900
+ 80%	$1,105.00	$1,800
+ 70%	$1,105.00	$1,700
+ 60%	$1,105.00	$1,600
+ 50%	$1,105.00	$1,500
+ 40%	$1,105.00	$1,400
+ 30%	$1,105.00	$1,300
+ 20%	$1,105.00	$1,200
+ 10%	$1,105.00	$1,100
+ 5%	$1,105.00	$1,050

0%	$1,105.00	$1,000

Since the final price of the reference asset on the third call valuation date is equal to or greater than the initial price, the Notes are automatically called and you will receive on the early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $105.00, regardless of the performance of the reference asset on the final valuation date. Your total return on the Notes in this scenario would be 10.50%.

Table of Hypothetical Values

If Notes are NOT Called in Respect of the First Call Valuation Date, Second Call Valuation Date and the Third Call Valuation Date

	-
Reference Asset Return	Investment in the Notes	Direct Investment in the Reference Asset
+ 100%	$1,140.00	$2,000
+ 90%	$1,140.00	$1,900
+ 80%	$1,140.00	$1,800
+ 70%	$1,140.00	$1,700
+ 60%	$1,140.00	$1,600
+ 50%	$1,140.00	$1,500
+ 40%	$1,140.00	$1,400
+ 30%	$1,140.00	$1,300
+ 20%	$1,140.00	$1,200
+ 10%	$1,140.00	$1,100
+ 5%	$1,140.00	$1,050

0%	$1,140.00	$1,000

- 5%	$1,000.00	$950
- 10%	$1,000.00	$900
- 20%	$1,000.00	$800
- 30%	$700.00	$700
- 40%	$600.00	$600
- 50%	$500.00	$500
- 60%	$400.00	$400
- 70%	$300.00	$300
- 80%	$200.00	$200
- 90%	$100.00	$100
- 100%	$0.00	$0

PPS–4

If Notes are not called in respect of the first call valuation date, second call valuation date and the third call valuation date and the final price is at or above the initial price on the final call valuation date, the Notes are automatically called and you will receive on the maturity date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $140.00. Your total return on the Notes in this scenario would be 14.00%.

If Notes are not automatically called and the final price is below the initial price but at or above the protection level on the final valuation date, you will receive on the maturity date a cash payment per $1,000 principal amount Note equal to $1,000. Your return on the Notes would be equal to 0.00%.

If Notes are not automatically called and the final price is below the protection level on the final valuation date, you will receive on the maturity date a cash payment equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the Reference Asset Return. Your return on the Notes would be equal to the Reference Asset Return.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The call valuation dates, early redemption dates, final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the Reference Asset; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

We May, But Are Not Obligated to Redeem the Notes Upon the Occurrence of a Change in Law Redemption Event or Hedging Disruption Event—We have the right to redeem or “call” your Notes without your consent at our sole discretion upon the occurrence of a Change in Law Redemption Event or a Hedging Disruption Event (both events as described below). Please see “We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts” under “Selected Risk Considerations” in this preliminary pricing supplement.

•

Potential Early Exit—While the original term of the Notes is approximately one year, the Notes will be automatically called if the final price of the reference asset is at or above the initial price on any call valuation date. Please see “Potential Early Exit” under “Selected Risk Considerations” in this preliminary pricing supplement.

•

Appreciation Potential—If the reference asset settlement price is greater than or equal to the initial price on a call valuation date, your investment will yield a payment per $1,000 principal amount Note of $1,000 plus a call premium equal to: (i) 3.50%* multiplied by $1,000 if your Notes are automatically called in respect of the first call valuation date, (ii) 7.00%* multiplied by $1,000 if your Notes are automatically called in respect of the second call valuation date, (iii) 10.50%* multiplied by $1,000 if your Notes are automatically called in respect of the third call valuation date (iv) 14.00%* multiplied by $1,000 if your Notes are automatically called in respect of the final call valuation date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

*The actual call premium will be determined on the initial valuation date and will not be less than $35.00, $70.00, $105.00 and $140.00 per $1,000 principal amount Note for the first, second, third and final call valuation date, respectively.

•

Limited Protection Against Loss—If the Notes are called or the final price of the reference asset on the final valuation date does not fall below the protection level, you will be entitled to receive at least the full principal amount of your Notes at maturity or on the early redemption date as applicable. But if the Notes are not called and the final price of the reference asset on the final valuation date is below the protection level, for every 1% that the reference asset has declined from the initial price you will lose an amount equal to 1% of the principal amount of your Notes. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

PPS–5

•

The Payment at Maturity of Your Notes is Not Based on the Settlement Price of Brent Crude at Any Time Other than the Final Price on each Call Valuation Date, Including the Final Valuation Date—The final price of the reference asset and the reference asset return will be based solely on the final price of the reference asset on each call valuation date, including the final valuation date (subject to adjustments as described in the prospectus supplement). Therefore, if the settlement price of the reference asset dropped below the initial price on any call valuation date, including the final valuation date, you will not be entitled to a return in respect of the call premium applicable to such valuation date and the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the settlement price of the reference asset prior to such drop at a time when the settlement price of the reference asset was at or above the initial price on the initial valuation date. Similarly, if the settlement price of the reference asset dropped below the protection level on the final valuation date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the settlement price of the reference asset prior to such drop at a time when the settlement price of the reference asset was at or above the protection level.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be short-term capital gain or loss if you have a holding period in respect of your Notes of no more than one year, and otherwise should generally be long-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the Reference Asset. Under such a characterization, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value).

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

PPS–6

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price of the reference asset on the final valuation date declines by more than 20% compared to the initial price, you will lose 1% of your principal amount for every 1% decline in the final price compared to the initial price. If the Notes are not called, you may lose some or all of your investment at maturity.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the applicable call premium for the applicable call valuation date, as set forth on the cover of this preliminary pricing supplement, regardless of the appreciation in the level of the reference asset, which may be significant.

•

Potential Early Exit—While the original term of the Notes is approximately one year, the Notes will be automatically called if the final price of the reference asset is at or above the initial price on any call valuation date. If the Notes are called, you will be entitled only to the principal amount of your Notes plus the applicable call premium set forth on the cover of this preliminary pricing supplement. You will not be entitled to any appreciation in the reference asset on the final valuation date, which may be significant.

•

No Interest or Other Rights—As a holder of the Notes, you will not receive interest payments. Holding the Notes is not the same as owning Brent Crude, futures contracts for Brent Crude or certain other commodity related contracts directly. The return on your Notes will not reflect the return you would realize if you actually purchased Brent Crude, futures contracts for Brent Crude or exchange-traded or over-the-counter instruments based on the price of Brent Crude. You will not have any rights that holders of such assets or instruments have.

•

We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts—We and our affiliates expect to engage in trading activities related to the reference asset, futures or options on the reference asset, or other derivative instruments with returns linked to the performance of the reference asset, which activities would be unrelated to the Notes. We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts. These trading activities may contribute to our aggregate holding of a particular commodity, or derivatives based on prices of that commodity, to which the reference asset also relates, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility. Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event (as defined herein), which may include when Hedge Positions (as defined herein) would contribute to the breach of such applicable position limits. See “Hedging Disruption Redemption Event” for more information. We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Redemption Event. As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Future Prices of Brent Crude That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Redemption—The reference asset underlying your Notes is a commodity futures contract rather than a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain month for delivery of the underlying physical commodity (a “delivery

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month”). As the front month futures contract underlying the Notes approaches expiration, it will be replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract with an expiration date in November. This process is referred to as “rolling”. If the market for the front month futures contract (putting aside other considerations) is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the unwind price of the front month futures contract relative to the purchase price of the futures contract that is next closest to expiration at the time of sale and purchase during the roll period. However, the front month futures contracts underlying the Notes may also exhibit periods of “contango”. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence or presence of backwardation or contango in the market for Brent Crude could affect “roll yields,” which could affect the price of Brent Crude and, accordingly, may adversely affect the market value of your Notes and the payment you receive at maturity.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Reinvestment risk—If your Notes are automatically called prior to the final call valuation date, the term of the Notes could be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected performance of the reference asset;

•	volatility of the reference asset and of the commodities markets;

•	prevailing spot prices;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of Brent Crude; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Prices of commodities and commodity futures contracts are highly volatile and may change unpredictably—Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide,

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regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Securities, and any payments you may receive in respect of the Notes.

Moreover, the prices of many commodities, particularly energy and agricultural commodities reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

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Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Reference Asset, therefore, the value of the Notes.

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The Notes May Be Subject to Certain Risks Specific to Brent Crude—Brent Crude is an energy-related commodity. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include, among others:

•	changes in the level of industrial and commercial activity with high levels of energy demand;

•	disruptions in the supply chain or in the production or supply of other energy sources;

•	price changes in alternative sources of energy;

•	adjustments to inventory;

•	variations in production and shipping costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

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Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the Notes and the Amounts Payable on your Notes—Commodity futures contracts such as the Reference Asset are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress recently enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “significant price discovery contracts” or “economically equivalent to exchange-traded futures”. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which have been proposed but not yet adopted, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts, including the Reference Asset, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.

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Futures contracts on brent crude oil are the benchmark crude oil contracts in European and Asian markets—Because futures contracts on brent crude oil are the benchmark crude oil contracts in European and Asian markets, the reference asset will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Underlying Asset and, therefore, the Securities.

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Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the initial valuation date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

We may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event. A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the fifth business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the redemption amount.

Historical Information

The following graphs sets forth the historical performance of the Reference Asset based on the daily settlement price from January 7, 2002 through June 15, 2011. The settlement price of the Reference Asset for historical purposes only was US$117.10/barrel on June 15, 2011.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

We obtained the Reference Asset settlement prices above from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset settlement prices/closing prices during the observation period or on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to

Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of any Notes issued hereunder may be made against payment for the Notes more than three business days following the Initial Valuation Date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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